Exhibit 99.3

RADWARE LTD. 22 RAOUL WALLENBERG ST. TEL AVIV 6971917, ISRAEL ATTN: GADI MEROZ

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on October 9, 2024. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on October 9, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V56455-P18330	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

RADWARE LTD.

The Board of Directors recommends you vote FOR proposals 1 - 3:

1.	Election of Directors:		For	Against	Abstain

	1a.	Mr. Yuval Cohen as Class I director (until the Annual General Meeting of Shareholders to be held in 2027).	☐	☐	☐

	1b.	Prof. Yair Tauman as Class I director (until the Annual General Meeting of Shareholders to be held in 2027).	☐	☐	☐

	1c.	Mr. Alex Pinchev as Class III director (until the Annual General Meeting of Shareholders to be held in 2026).	☐	☐	☐

2.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company. See "Important Instruction (Personal Interest)” below.		☐	☐	☐

3.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.
			☐	☐	☐

IMPORTANT INSTRUCTION (PERSONAL INTEREST): By executing this proxy card, you are deemed to certify that you ARE NOT a controlling shareholder and DO NOT have a personal interest in Proposal 2. In particular, every Radware shareholder voting by means of this proxy card, or via a voting instruction form, internet voting or telephone, will be deemed to confirm that he/she/it IS NOT a controlling shareholder and DOES NOT have a personal interest in Proposal 2. If, however, you are unable to make the aforesaid confirmations for any reason (or have questions about whether you have a personal interest), please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com. If you hold your shares in "street name" and you are unable to make the aforesaid confirmations for any reason, you should notify the representative managing your account, and such representative should then contact the above person on your behalf to notify Radware as described in the preceding sentence.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V56456-P18330

RADWARE LTD.
Annual General Meeting of Shareholders
October 10, 2024
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Guy Avidan and Gadi Meroz, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADWARE LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM (Israel Local Time) on October 10, 2024, at Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, and any adjournment or postponement thereof (the "Meeting").

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. The proxies are authorized in their discretion to vote upon such other business as may properly come before the meeting or any adjournment thereof.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD ON THE REVERSE SIDE, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A CONTROLLING SHAREHOLDERS AND DOES NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL 2.

Continued and to be signed on reverse side